CUSIP No. 37185R109	Schedule 13G	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549 __________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Genetic Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

37185R109

(CUSIP Number)

March 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185R109	Schedule 13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.72% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 37185R109	Schedule 13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.72% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 37185R109	Schedule 13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,666,650 shares, represented by 1,111,111 American Depositary Shares (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.72% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 37185R109	Schedule 13G	Page 5 of 10 Pages

Item 1.
(a)	Name of Issuer: Genetic Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices: 60-66 Hanover Street Fitzroy, Victoria, 3065, Australia

Item 2.
(a)	Name of Person Filing:
(b)	Address of Principal Business Office or, if None, Residence:
(c)

Citizenship:

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, NY 10017.

(d)	Title of Class of Securities: Ordinary Shares, no par value
(e)	CUSIP Number: 37185R109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 37185R109	Schedule 13G	Page 6 of 10 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) and (b)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 166,666,650 ordinary shares of the issuer, represented by 1,111,111 American Depositary Shares (“ADSs”), each which represents 150 ordinary shares of the issuer. Of such shares, 138,175,350 ordinary shares, represented by 921,169 ADSs, are held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”), and 28,491,300 ordinary shares, represented by 189,942 ADSs, are held by Iroquois Capital Investment Group LLC (“ICIG”). Such ordinary shares held by the Reporting Persons represent beneficial ownership of approximately 9.72% of the issuer’s ordinary shares, based on (1) 1,714,191,631 ordinary shares issued and outstanding as reported in the issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on March 10, 2015.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund and ICIG. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of all ordinary shares held by the Fund and ICIG.

  (c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:  0

CUSIP No. 37185R109	Schedule 13G	Page 7 of 10 Pages

(ii) Shared power to vote or to direct the vote: 166,666,650*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 166,666,650*

* Shares reported herein represent 166,666,650 ordinary shares that may be deemed beneficially owned by the Reporting Persons as a result of the ownership of 1,111,111 ADSs, each of which represents 150 ordinary shares of the issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit 1.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37185R109	Schedule 13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:  /s/ Joshua Silverman

 Joshua Silverman, Authorized Signatory

 /s/ Joshua Silverman

Joshua Silverman

 /s/ Richard Abbe

Richard Abbe

CUSIP No. 37185R109	Schedule 13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.